U.S. SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549
  FORM 12b-25

  Commission File number:  001-8610 (SBC Communications Inc.)
   Commission File number: 001-07155 (R.H. Donnelly Corporation)

(Check One):

[ ] Form 10-K  [x] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  December 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              --------------------------
PART I - REGISTRANT INFORMATION

Full Name of Registrants: SBC Communications Inc. and R.H.Donnelley Corporation

Former Name if
Applicable__________________________________________________________________

Address of Principal Executive Office (Street and Number)
  SBC Communications Inc., 175 E. Houston Street, San Antonio, TX 78205 R.H.Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 11-K, 10-Q and N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

The Form 11-K could not be filed without unreasonable effort or expense due to
1) time required to verify pertinent financial information provided on an untimely basis by the Trustee and 2) an unanticipated change in personnel in the administration of the DonTech Profit Participation Plan (see attachment).

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Dawn Kalamaras                           (312)              240-6015
(Name)                                   (Area Code)        (Telephone Number)


(2) Have all other periodic reports
required under section 13 or 15(d)of
the Securities Exchange Act of 1934 or
section 30 of the Investment Company
Act of 1940 during the preceding 12
months or for such shorter period that
the registrant was required to file such
report(s) been filed? If the answer is no,
identify report(s).                      [x] Yes            [ ] No

(3) Is it anticipated that any significant
change in results of operations from the
corresponding period for the last fiscal
year will be reflected by the earnings
statements to be included in the subject [ ] Yes            [x] No
report or portion thereof?

If so: attach an explanation of the
anticipated change, both narratively
and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




SBC Communications Inc. and R. H. Donnelley
-------------------------------------------
(name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 28, 2000
                                        By: /s/ Robert A. Gross

                                        Robert A. Gross
                                        Vice President-Finance & Chief
                                         Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence o f the representative's authority to sign on behalf of the registrant shall be filed with the form.